Attention Business/Financial Editors:

Scotiabank announces dividend on common shares

     TORONTO, March 4 /CNW/ — Scotiabank today announced a dividend of 40 cents per common share for the quarter ending April 30, 2003, payable on April 28, 2003, to shareholders of record at the close of business on April 1, 2003.

     The Bank also declared the following dividends on Non-Cumulative Preferred Shares for the quarter ending April 30, 2003, payable on April 28, 2003, to shareholders of record at the close of business on April 1, 2003:

•	Series 9, Dividend No. 31 of $0.421875 per share;

•	Series 11, Dividend No. 22 of $0.375 per share;

•	Series 12, Dividend No. 19 of $0.328125 per share.

     Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank’s Shareholder Dividend and Share Purchase Plan.

     For further information: Sabi Marwah, Senior Executive Vice-President & Chief Financial Officer, (416) 866-6808; Neil Trotter, Scotiabank Public Affairs, (416) 866-3708

     (BNS. BNS)